UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

Harris & Harris Group, Inc.
1450 Broadway, 24th Floor
New York, NY 10018
Attention:  Daniel B. Wolfe
Telephone:
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Harris & Harris Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,629 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,629 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1) Includes currently exercisable warrants to acquire 300,833 shares of Common Stock.  See Item 5.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Daniel B. Wolfe, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,629 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,629 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Dr. Wolfe is a Managing Director of Harris & Harris Group, Inc. (“Harris & Harris”) and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares and exercisable warrants of the Company held by Harris & Harris. However, Dr. Wolfe disclaims beneficial ownership over such shares except as to his pecuniary interest in 325,651 shares. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Douglas W. Jamison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,629 shares (1)
	9	SOLE DISPOSITIVE POWER 1,710,629 shares (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,629 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5% from Harris & Harris Group, Inc.**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Mr. Jamison is a Managing Director of Harris & Harris and, as described in Item 5, is deemed to have shared voting power with other Managing Directors and sole dispositive power over the shares and exercisable warrants of the Company held by Harris & Harris. However, Mr. Jamison disclaims beneficial ownership over such shares except as to his pecuniary interest in 375,754 shares. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Alexei Andreev, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,629 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,629 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Dr. Andreev is a Managing Director of Harris & Harris and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares and exercisable warrants of the Company held by Harris & Harris. However, Dr. Andreev disclaims beneficial ownership over such shares except as to his pecuniary interest in 301,576 shares. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Misti Ushio, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,710,629 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,629 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 15.5% from Harris & Harris Group, Inc.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) Dr. Ushio is a Managing Director of Harris & Harris and, as described in Item 5, is deemed to have shared voting power with other Managing Directors over the shares and exercisable warrants of the Company held by Harris & Harris. However, Dr. Ushio disclaims beneficial ownership over such shares except as to her pecuniary interest in 293,047 shares. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 68373L109

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 160, Gaithersburg, MD 20878.

Item 2. Identity and Background

(a) - (c) This Statement is filed by Harris & Harris Group, Inc. (“Harris & Harris”), Daniel B. Wolfe, Douglas W. Jamison, Alexei Andreev and Misti Ushio. Drs. Wolfe, Andreev and Ushio and Mr. Jamison are managing directors of Harris & Harris and, as such, may be deemed to have shared voting power and Mr. Jamison has sole dispositive power over the Common Stock owned by Harris & Harris, however each disclaims beneficial ownership over the Common Stock, except as to their pecuniary interest therein of 325,651, 301,576, 293,047 and 375,754 shares of Common Stock, respectively. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a “Reporting Person” and collectively as the “Reporting Persons.” The principal business address of each Reporting Person is 1450 Broadway, 24th Floor, New York, NY 10018. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harris & Harris is a New York corporation, Drs. Wolfe and Ushio, and Mr. Jamison are citizens of the United States of America, and Dr. Andreev is a citizen of the Russian Federation.

Item 3. Source and Amount of Funds or Other Consideration

Prior to May 8, 2015, Harris & Harris owned the following securities of the Company: (i) 29,883 shares of Common Stock; (ii) 610,017 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Stock”), (iii) 2014 Convertible Notes (the “2014 Notes”), which were convertible into shares of Series A Stock at a conversion rate of one share of Series A Stock for every $1.00 of principal, and (iv) 2015 Convertible Notes (the “2015 Notes”), which were convertible into Series A Stock at a conversion rate of 1.25 shares of Series A Preferred Stock for each $1.00 of principal.  Each share of Series A Stock automatically converted into Common Stock on a 1-to-1 basis upon the consummation of an IPO.

On May 4, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-202478) (the “Registration Statement”) was declared effective in connection with its initial public offering of 2,850,000 units, each of which consists of one share of the Company’s Common Stock, and one warrant to purchase one additional share of the Company’s Common Stock (the “IPO”). The IPO was consummated on May 8, 2015.  Upon consummation of the IPO, (i) 610,017 shares of Series A Stock held by Harris & Harris automatically converted into 610,017 shares of Common Stock, (ii) $209,020 of 2014 Notes converted into 209,020 shares of Series A Stock, which automatically converted into 209,020 shares of Common Stock, and (iii) $208,035 of 2015 Notes converted into 260,043 shares of Series A Stock, which automatically converted into 260,043 shares of Common Stock. Prior to the IPO, Harris & Harris acquired the Series A Stock and the Notes from the Company in a series of private transactions.

Additionally, on May 8, 2015, Harris & Harris purchased units in the IPO, at a price of $6.00 per unit, consisting of 300,833 shares of Common Stock and warrants to acquire 300,833 shares of Common Stock which are immediately exercisable.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference.  Harris & Harris acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b)  The aggregate percentage of Common Stock reported owned by each person named herein is based upon 11,019,180 shares, which includes 10,718,347 shares outstanding, which is the total number of Common Stock outstanding as disclosed in the Company’s prospectus, dated May 4, 2015, filed with the SEC on May 5, 2015 as part of the Registration Statement, and warrants to acquire an aggregate of 300,833 shares of Common Stock, which are currently exercisable. As of May 8, 2015, Harris & Harris beneficially owned 1,710,629 shares of Common Stock, constituting approximately 15.5% of the shares outstanding, based upon 11,019,180 shares, which includes 10,718,347 shares outstanding, as disclosed in the Company’s prospectus, dated May 4, 2015, filed with the SEC on May 5, 2015 as part of the Registration Statement, and warrants to acquire an aggregate of 300,833 shares of Common Stock, which are currently exercisable. Drs. Wolfe, Andreev and Ushio and Mr. Jamison are managing directors of Harris & Harris and a majority vote among the managing directors is required to vote the Common Stock. As such, each of Drs. Wolfe, Andreev and Ushio and Mr. Jamison may be deemed to have shared voting, however each disclaims beneficial ownership over the Common Stock, except as to their pecuniary interest therein of 325,651, 301,576, 293,047 and 375,754 shares of Common Stock, respectively. Mr. Jamison has sole dispositive power over the Common Stock owned by Harris & Harris.

(c)  The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the IPO, Harris & Harris and Dr. Ushio each entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any units, shares of Common Stock, warrants to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, units, Common Stock or any other equity security of the Company for 180 days after the effectiveness of the Registration Statement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.   Joint Filing Agreement.
2.   Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2015

HARRIS & HARRIS GROUP, INC.

By:	/s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: Chief Operating Officer

By:	/s/ Daniel B. Wolfe
Daniel B. Wolfe

By:	/s/ Douglas W. Jamison
Douglas W. Jamison

By:	/s/ Alexei Andreev
Alexei Andreev

By:	/s/ Misti Ushio
Misti Ushio